04015137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45375

RECEIVED FEB 27 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2555 East Camelback Road, Suite 400
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Blair D. Koblenz, President — (602) 778-8715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin, and Glasser, LLP
(Name – *if individual, state last, first, middle name*)

2777 East Camelback Road, Suite 300	Phoenix	AZ	85016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Blair D. Koblenz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cole Capital Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Blair D. Koblenz, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cole Capital Corporation

Independent Auditors' Report and Financial Statements

December 31, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Cole Capital Corporation
Table of Contents
December 31, 2003

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants
A California Limited Liability Partnership

Independent Auditors' Report

To the Stockholder and Director
Cole Capital Corporation

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Altschuler, Melvoin and Glasser LLP

Phoenix, Arizona
January 16, 2004

2777 East Camelback Road, Suite 300, Phoenix, Arizona 85016
602.760.2900 Fax 602.760.2917

Cole Capital Corporation
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	297,233
Prepaid expenses		5,270
Due from related parties		15,455
	$	317,958

Liabilities and Stockholder's Equity

Liabilities		
Accrued expenses	$	118,868
Stockholder's equity		
Common stock, no par value; authorized 1,000,000 shares; 13,600 shares issued and outstanding		13,600
Retained earnings		185,490
		199,090
	$	317,958

See accompanying notes.

Cole Capital Corporation
Statement of Income
Year Ended December 31, 2003

Revenue		
Commissions	$	160,000
Marketing, due diligence and other		551,310
		711,310
Operating expenses		
Commissions		400,799
Other		111,021
		511,820
Net income	$	199,490

See accompanying notes.

Cole Capital Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2002	13,600	$ 13,600	$ 4,000	$ 17,600
Net income			199,490	199,490
Contributions			390,000	390,000
Dividends			(408,000)	(408,000)
Balance, December 31, 2003	13,600	$ 13,600	$ 185,490	$ 199,090

See accompanying notes.

Cole Capital Corporation
Statement of Cash Flows
Year Ended December 31, 2003

Operating activities	
Net income	$ 199,490
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in assets	
Prepaid expenses	(1,267)
Due from related parties	(15,455)
Increase in liabilities	
Accrued expenses	118,868
Net cash provided by operating activities	301,636
Financing activities	
Contributions from stockholder	390,000
Dividends to stockholder	(408,000)
Net cash used in financing activities	(18,000)
Net increase in cash and cash equivalents	283,636
Cash and cash equivalents	
Beginning of year	13,597
End of year	$ 297,233

See accompanying notes.

Note 1 Nature of Business and Significant Accounting Policies

Nature of Business

Cole Capital Corporation (the "Company") is licensed to operate as a broker-dealer, under the Securities Exchange Act of 1934. The Company's principal business is to act as the sales agent for the private placement of real estate limited partnerships and other securities offered by affiliates of the Company (the "Offerings").

Summary of Significant Accounting Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is as follows:

Cash and Cash Equivalents—For purposes of these financial statements, the Company considers all highly liquid investment instruments purchased with a maturity date of three months or less to be cash equivalents.

Revenue Recognition—Commission, marketing and due diligence revenue are recognized on the date the investor acquires an interest in the offerings. Such revenues are defined in the private offering memorandums of such Offerings.

Income Taxes—The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Accrued Expenses

Accrued expenses consist primarily of commissions payable to the Company's registered representatives for capital raised in private securities offerings of affiliates of the Company.

Note 3 Related Party Transactions

Revenue

Substantially all revenue is earned by the Company for introducing investors to various investment programs. For the year ended December 31, 2003 these investment programs were real estate limited partnerships and collateralized promissory notes (the "Notes"). The general partner of the real estate limited partnerships and the issuer of the Notes are affiliated with the Company through common management.

Note 3 Related Party Transactions, *continued*

Expenses

For the year ended December 31, 2003, the Company paid $36,000 in management fees to a company affiliated through common management. This affiliate provided office space, administrative, management, and payroll services to the Company. Management fees are payable only if the Company has funds available in excess of net capital requirements.

Note 4 Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and a net capital requirement of $178,365 and $7,925, respectively, which was $170,440 in excess of its required net capital. The Company's net capital ratio was 0.67 to 1.

Supplementary Information

Cole Capital Corporation
Schedule 1
Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Total ownership equity from statement of financial position	$ 199,090
Deductions:	
Non-allowable assets:	
Prepaid expenses	5,270
Due from related parties	15,455
Net capital	178,365
Required minimum net capital	7,925
Excess net capital	$ 170,440

Note: The above computations do not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2003 as filed by the Cole Capital Corporation on Form X-17a-5. Accordingly, no reconciliation is deemed necessary.

Cole Capital Corporation
Schedule 2
Information for Possession or Control Requirements Under Rule 15c3-3 and Computation for Determination of the Reserve Requirements of Rule 15c3-3
December 31, 2003

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore is exempt from the computation of cash reserve requirements for brokers and dealers.

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants
A California Limited Liability Partnership

Independent Auditors' Report on Internal Control

To the Stockholder and Director
Cole Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Cole Capital Corporation (the "Company") for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry any securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by Rule 17a-13.

(3) Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2777 East Camelback Road, Suite 300, Phoenix, Arizona 85016
602.760.2900 Fax 602.760.2917

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on close supervision of the accounting records by management on a daily basis.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, Inc. and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Altschuler, Melvoin and Glasser LLP

Phoenix, Arizona
January 16, 2004